FILTRONA

Filtrona plc

RECEIVED

2006 JAN 11 A 10: 09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 January 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA

06010161

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 November 2005, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED

JAN 12 2006

THOMSON FINANCIAL

Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com

File No: 82-34882

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Bank of New York Brussels	275,100
Northern Trust, London	428,800
State Street Bank and Tr Co Lndn	181,500
JP Morgan, Bournemouth	3,526,504
JP Morgan Chase Bank	12,000,000
Brown Brothers Harriman & Co	50
Bank of New York Europe Ldn	76,150
Citibank London	132,315
	16,620,419

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   1,028,990 shares

8. Percentage of issued class

   0.47%

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    21 December 2005

12. Total holding following this notification

    16,620,419 shares

13. Total percentage holding of issued class following this notification

    7.58%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Shanny Looi – Deputy Company Secretary

Date of notification

21 December 2005

Company	**Filtrona plc**
TIDM	**FLTR**
Headline	**Re Joint Venture**
Released	**14:54 22-Dec-05**
Number	**1248W**

Filtrona plc ('Filtrona') today announces that it has purchased a further 30% of the issued share capital of FractureCode Corporation ApS ('FractureCode') from its joint venture partner, ITO Technologies ApS, taking its current holding to 80%. Filtrona has also entered into an agreement giving it the right to purchase the remaining 20% of FractureCode's shares in March 2012.

FractureCode is a unique track and trace technology that enables Filtrona's customers to manage their supply chains more effectively and can contribute to reductions in counterfeit products and smuggling.

As at 30 June 2005, FractureCode had total gross assets of €1.7m.

– End –

Name of contact and telephone number for queries

Steve Dryden 01908 359 100
Morgan Bone 020 7251 3801

Name and signature of authorised company official responsible for making this notification

Shanny Looi – Deputy Company Secretary

Date of notification

22 December 2005

File No: 82-34882

Company	Filtrona plc
TIDM	FLTR
Headline	Pre Close Trading Statement
Released	07:00 15-Dec-05
Number	6872V

RNS Number:6872V
Filtrona plc
15 December 2005

PRE-CLOSE TRADING STATEMENT

(To be issued on Thursday 15 December)

Filtrona today issues a pre-close trading statement ahead of its results for the year ending December 31st 2005 which will be announced on March 1st 2006.

Filtrona demonstrated its resilience during the second half of 2005 with performance ahead of historic growth trends despite significant increases in raw material and energy costs.

Plastic Technologies' sales have continued to show strong growth and profits have grown well despite the rapid increase in raw material costs. The performance of our North American businesses was particularly encouraging. The FractureCode development programme continued to yield positive results with the phased customer trials being extended from one to two manufacturing facilities. Sustained investment in marketing programmes, new products and productivity improvements continue to drive growth in this business segment.

Fibre Technologies has regained sales momentum in the second half as expected, with volume growth at our new filters plant in Monterrey, Mexico. Profit performance will be marginally lower than the same period last year. The performance of Cigarette Filters was adversely impacted by start up operating costs arising from the new factory in Mexico and the transfer of technology following the closure of the filters facility in Switzerland. Within Bonded Fibre Components, household products demand is recovering and volumes progressed satisfactorily at our new Ningbo facility in China. Prospects for the Fibre Technologies business remain positive and performance in 2006 will benefit from additional outsourced special filter volumes and lower costs due to the Swiss closure and the new facilities in China and Mexico.

The second half results will include the expected demerger costs of £1m. In addition, higher US interest rates are expected to increase net interest costs for the full year to £6m.

Filtrona's continued investment both in developing its niche market positions

File No: 82-34882

through service, supply chain and new product development and in productivity improvement programmes gives the Board confidence that Filtrona will continue to develop satisfactorily.

Editor's Note:
Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.
Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Enquiries:

Filtrona plc	Finsbury
Mark Harper, Chief Executive	Morgan Bone
Steve Dryden, Finance Director	Gordon Simpson
Tel: 01908 359 100	Tel: 020 7251 3801

END

File No: 82-34882

FILTRONA PLC (the 'Company' or 'Filtrona')

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2., the following summarises the information that has been published or made available to the public by Filtrona throughout the twelve months to 30 December 2005, some of which, may now be out of date.

Filtrona uses the London Stock Exchange RNS Submit service to make announcements to the market.

Copies of these announcements may be obtained from the RNS service using the following link – www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and entering the company name 'Filtrona' or short code 'FLTR'.

Copies of all documents filed with Companies House may be obtained by contacting Companies House on 0870 33 33 636.

RNS Announcements

Holdings in Company:

1. 8 June 2005 *(two announcements)*
2. 9 June 2005
3. 10 June 2005
4. 14 June 2005
5. 16 June 2005
6. 17 June 2005
7. 22 June 2005
8. 23 June 2005
9. 24 June 2005
10. 27 June 2005 *(two announcements)*
11. 29 June 2005
12. 30 June 2005 *(two announcements)*
13. 4 July 2005
14. 15 July 2005
15. 18 July 2005
16. 22 July 2005
17. 4 August 2005
18. 23 August 2005
19. 13 September 2005
20. 21 December 2005

Director/PDMR Shareholding:

1. 28 November 2005
2. 16 September 2005
3. 27 June 2005 *(two announcements)*
4. 20 June 2005
5. 8 June 2005 *(eight announcements)*

Other announcements:

	Date	Description
1.	22 December 2005	Re Joint Venture
2.	15 December 2005	Pre Close Trading Statement
3.	30 August 2005	Interim Results
4.	27 June 2005	Trading Statement
5.	8 June 2005	Capital Reduction
6.	6 June 2005	Completion of Demerger

Printed Publications submitted to the UK Listing Authority's Document Viewing Facility

Date	Description
17 May 2005	Prospectus – Listing Particulars
20 September 2005	Interim Statement to 30 June 2005

Documents filed with the Registrar of Companies

	Date	Description
1.	5 May 2005	New Incorporation Documents
2.	6 May 2005	Cert 8 – Authorisation to Commence Business and Borrow
3.	6 May 2005	Form 117 – Application for a Public Company to commence trading
4.	12 May 2005	Resolution 10 – authority to allot security
5.	12 May 2005	Form 88 (2) – return on allotment of shares
6.	24 May 2005	Form 288b – resignation of Trusec Limited as Secretary
7.	24 May 2005	Form 288a – appointment of Stephen Dryden as Secretary
8.	24 May 2005	Form 288b – resignation of Paul Hussey as Director
9.	24 May 2005	Form 288a – appointment of Jeffery Harris as Director
10.	24 May 2005	Form 287 – Notice of change of Registered Office
11.	24 May 2005	Form 88 (2) – return on allotment of shares
12.	24 May 2005	Prospectus – Listing Particulars
13.	26 May 2005	Form 225 – Change of Accounting Reference Date
14.	27 May 2005	Initial Accounts made up to 10 May 2005
15.	1 June 2005	Form 288a – appointment of Paul Drechsler as Director
16.	1 June 2005	Form 288a – appointment of as Adrian Auer as Director
17.	1 June 2005	Form 288a – appointment of Paul Heiden as Director
18.	9 June 2005	Cert 15 – Reduction of Issued Share Capital
19.	9 June 2005	OC138 – Reduction of Issued Share Capital
20.	9 June 2005	Resolutions passed at the EGM
21.	9 June 2005	Form 169 – Return by Company Purchasing its own Shares
22.	20 June 2005	Form 122 – Notice of Consolidation, Redemption, Conversion of Shares
23.	20 June 2005	Form 122 – Notice of Consolidation, Redemption, Conversion of Shares
24.	20 June 2005	Form 123 – Notice of Increase in Nominal Capital
25.	20 June 2005	Resolution to adopt Company Articles
26.	19 July 2005	Form 353a – location of the register of members of the Company
27.	25 July 2005	Demerger Agreement between Bunzl plc and Filtrona plc
28.	25 July 2005	Form 88(2) – return on allotment of shares
29.	29 July 2005	Form 288b – resignation of Stephen Dryden as Secretary
30.	29 July 2005	Form 288a – appointment of Jon Green as Secretary
31.	26 September 2005	Interim Accounts made up to 30 June 2005

– END –

Name of contact and telephone number for queries

Jon Green, Company Secretary 01908 359 100

Name of authorised company official responsible for making this notification

Shanny Looi, Deputy Company Secretary

Date of notification

30 December 2005